January 12, 2004

04 JAN 15 7:21

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corpor
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

04012161

SUPPL

Re: Rule 12g3-2(b) Submission for Bombardier Inc. - File number: 82-3123

Ladies and Gentlemen:

Further to our letter dated November 26, 2003 with respect to Bombardier's revised quarterly financial statements for fiscal year 2002-03, we do not have in our file your confirmation that you have received the said information. May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

RC/nl
Encl.

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

We hereby acknowledge receipt of the above letter.

dlw 1/20

Signed in ____________, this ___ day of _______, 2004.

____
Name:
Title:

November 26, 2003

04 JAN 15 PM 7:21

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc. - File number: 82-3123

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release with respect to revised quarterly financial statements for fiscal year 2002-03 which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

RC/nl
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

We hereby acknowledge receipt of the above letter.

Signed in ____________, this ___ day of _______, 2003.

____
Name:
Title:

PRESS RELEASE

BOMBARDIER

BOMBARDIER REVISES QUARTERLY FINANCIAL STATEMENTS FOR FISCAL YEAR 2002-03 WITH NO EFFECT ON THE FULL YEAR'S RESULTS OF OPERATIONS

Montréal, Nov. 26, 2003 - In connection with the agreement in principle to sell its recreational products business, Bombardier Inc. prepared separate combined financial statements for Bombardier Recreational Products. During the course of the preparation of these separate combined financial statements, Bombardier performed a comprehensive review of Bombardier Recreational Products' accounting records, including the application of its accounting policies to interim consolidated financial statements. As a result of this process, the Corporation became aware that an accounting policy specific to Bombardier Recreational Products was incorrectly applied during the preparation of the interim consolidated financial statements for each of the quarters in the fiscal year ended Jan. 31, 2003.

The incorrect application of Bombardier Recreational Products' accounting policy had no effect on the consolidated results of operations of Bombardier Inc. for the year ended Jan. 31, 2003, or for any other fiscal year. Also, it had no material effect on the interim consolidated financial statements for each of the first two quarters of the current fiscal year.

The incorrect application of this accounting policy resulted in the deferral of certain production and marketing costs incurred during the first two quarters of fiscal year 2002-03 to the last two quarters of that fiscal year. Under Canadian GAAP applicable to interim financial statements, only certain costs incurred in a particular quarter can be deferred and recognized as an expense during a subsequent quarter of the same year.

This incorrect application has no impact on the sale of Bombardier Recreational Products currently being negotiated.

Since the announcement of Bombardier's decision to dispose of its recreational products business in April 2003, Bombardier Recreational Products has been accounted for as discontinued operations. The effect of these non-cash adjustments on Bombardier Inc.'s consolidated statements of income for each of the quarters of fiscal year 2002-03 is as follows:

(in millions of Canadian dollars, except per share amounts)

	As previously reported 2002-03				
	Q1	Q2	Q3	Q4	Fiscal year
Income from discontinued operations – net of tax	17.9	24.7	38.7	12.4	93.7
Basic and diluted earnings per share from discontinued operations	0.01	0.02	0.03	0.01	0.07
Basic and diluted earnings (loss) per share	0.14	0.04	0.12	(0.77)	(0.47)

	Restated 2002-03				
	Q1	**Q2**	**Q3**	**Q4**	**Fiscal year**
Income (loss) from discontinued operations – net of tax	**(7.8)**	**12.1**	**51.5**	**37.9**	**93.7**
Basic and diluted earnings (loss) per share from discontinued operations	**(0.01)**	**0.01**	**0.04**	**0.03**	**0.07**
Basic and diluted earnings (loss) per share	**0.12**	**0.03**	**0.13**	**(0.75)**	**(0.47)**

Bombardier is currently assessing the effect of the incorrect application of Bombardier Recreational Products' accounting policy for each of the quarters of fiscal year 2001-02. As soon as the restated information is available, Bombardier Inc. will file with the securities regulators, and post on its website, restated quarterly consolidated financial statements for each of the quarters of fiscal year 2002-03 and, if necessary, each of the quarters of fiscal year 2001-02.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

FORWARD-LOOKING STATEMENTS

This press release includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, climatic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's annual report for the year ended Jan. 31, 2003 under the heading Risks and Uncertainties in the Management's Discussion and Analysis on the Corporation's Web site.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES

This release contains analyses based on the reported earnings in accordance with Canadian generally accepted accounting principles (GAAP) and analyses based on earnings measures, such as EBT and EBIT, that do not have a standardized meaning prescribed by GAAP and are therefore not readily comparable to similar measures presented by other corporations.

For information Dominique Dionne
Vice President, Public Relations and Communication
+(514) 861-9481